Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS UNDER THE

INSURANCE SALES FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated 19 December 2014 and 25 August 2016 in relation to, among other things, the 2015 Insurance Sales Framework Agreement entered into between the Company and CLP&C. The 2015 Insurance Sales Framework Agreement will expire on 7 March 2018. On 19 December 2017, the Board resolved that the Company will enter into the 2018 Insurance Sales Framework Agreement with CLP&C, whereby CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions. The Company will enter into the 2018 Insurance Sales Framework Agreement with CLP&C prior to the expiration of the 2015 Insurance Sales Framework Agreement.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company, respectively, is an associate of CLIC and is therefore also a connected person of the Company. As such, the transactions under the 2018 Insurance Sales Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2018 Insurance Sales Framework Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

Reference is made to the announcements of the Company dated 19 December 2014 and 25 August 2016 in relation to, among other things, the 2015 Insurance Sales Framework Agreement entered into between the Company and CLP&C. The 2015 Insurance Sales Framework Agreement will expire on 7 March 2018.

On 19 December 2017, the Board resolved that the Company will enter into the 2018 Insurance Sales Framework Agreement with CLP&C, whereby CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions. The Company will enter into the 2018 Insurance Sales Framework Agreement with CLP&C prior to the expiration of the 2015 Insurance Sales Framework Agreement.

PRINCIPAL TERMS OF THE 2018 INSURANCE SALES FRAMEWORK AGREEMENT

Parties

The Company

CLP&C

Scope of insurance agency services

Pursuant to the 2018 Insurance Sales Framework Agreement, CLP&C will entrust the Company to act as an agent to sell selected insurance products (including but not limited to statutory and compulsory insurance, automobile insurance, enterprise property insurance, family property insurance, engineering insurance, liability insurance, cargo transportation insurance, special risk insurance, credit and guarantee insurance, agricultural insurance, comprehensive insurance, etc.) within the authorized regions. The Company will collect insurance premiums in the name of CLP&C.

Agency service fee

Under the 2018 Insurance Sales Framework Agreement, CLP&C shall pay to the Company an agency service fee in cash on a monthly basis, which includes sales management fee and sales service fee. The sales management fee shall be calculated by the parties at a certain percentage of the insurance premiums (excluding value-added tax) actually earned from the insurance agency business (excluding the insurance premiums from compulsory automobile traffic accident liability insurance) and on the basis of the principles of equality and fairness, subject to compliance with the relevant requirements of the CIRC and the Ministry of Finance of the PRC, as well as the Listing Rules. CLP&C shall pay the sales service fee to the Company according to the standard of service fees for specific insurance products as agreed by the branches of the parties based on market principles.

Term

The 2018 Insurance Sales Framework Agreement is for a term of three years from 8 March 2018 to 7 March 2021.

ANNUAL CAPS

Historical figures

The agency service fees actually paid by CLP&C to the Company for the two years ended 31 December 2016 and the nine months ended 30 September 2017 are as follows:

Period	Amount of the Agency Service Fees Paid
RMB (in million)
Year ended 31 December 2015	1,464
Year ended 31 December 2016	2,337
Nine months ended 30 September 2017	1,928

Annual caps

The annual caps in respect of the agency service fees to be paid by CLP&C to the Company under the 2018 Insurance Sales Framework Agreement for the three years ending 31 December 2020 are RMB4,260 million, RMB5,540 million and RMB7,050 million, respectively.

The agency service fee was determined by the Company and CLP&C after arm’s length negotiation. In determining the annual caps, the Company has taken into account the historical figures and the growth trend of the relevant business. In particular, since the launch of the policy reform for business automobile insurance by the CIRC, the terms and rates of business automobile insurance have been adjusted in a way that is more favourable to customers, thus intensifying the competition in the business automobile insurance market. In order to cope with the market competition, various property insurance companies have made greater efforts on sales, and raised the service fee paid to sales agents. In the meanwhile, the Company intends to vigorously develop the comprehensive financial business in future for the purpose of satisfying the growing and diversified demands of customers and providing them with comprehensive risk protection. Hence, the Company expects that its agency sale business with CLP&C will continue to grow in the next three years.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

In determining the agency service fees of various insurance products, the branches of the Company will comply with the relevant requirements of the CIRC and the Ministry of Finance of the PRC, make reference to the agency service fees charged by independent third parties for sale of similar insurance products and the historical rates set by the Company and CLP&C, and take into account the business development of different regions.

Upon determination of the agency service fees, the business departments of the branches of the Company will report the prices to the relevant departments (including the legal affairs department) of the branches, following which, such prices will be submitted to the Office of General Manager of the relevant branches for approval. After the execution of specific contracts (which will set out the rates of agency service fees) with the relevant branches of CLP&C, all branches of the Company at the provincial level will report the same to the Comprehensive Finance Department of the Company. The Comprehensive Finance Department will keep track of the transaction amount under the 2018 Insurance Sales Framework Agreement on a monthly basis, and conduct inspections every year to ascertain from time to time whether the terms of the transactions under the 2018 Insurance Sales Framework Agreement are comparable to those of the relevant transactions entered into between the Company and independent third parties and to those of the relevant transactions in the market.

The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the transactions under the 2018 Insurance Sales Framework Agreement will be no less favourable than those entered into between the Company and independent third parties.

REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTIONS

The transactions under the 2018 Insurance Sales Framework Agreement can actively expand the Company’s insurance service scope, meet the demands of customers for insurance in various aspects, consistently stabilize the life insurance sales forces and effectively enhance the brand value of China Life.

Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Wang Sidong, Mr. Liu Huimin and Mr. Yin Zhaojun hold positions in CLIC and/or CLP&C and have abstained from voting on the Board resolution passed to approve the 2018 Insurance Sales Framework Agreement and the transactions contemplated thereunder.

The Directors, including the independent non-executive Directors, are of the view that the continuing connected transactions under the 2018 Insurance Sales Framework Agreement have been conducted on normal commercial terms, were entered into in the ordinary and usual course of business of the Company, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps for the continuing connected transactions under the 2018 Insurance Sales Framework Agreement are fair and reasonable.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company, respectively, is an associate of CLIC and is therefore also a connected person of the Company. As such, the transactions under the 2018 Insurance Sales Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the applicable percentage ratios in respect of the annual caps for continuing connected transactions under the 2018 Insurance Sales Framework Agreement are more than 0.1% but less than 5%, such transactions are subject to the reporting, announcement and annual review requirements, but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accident insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC. As at 31 December 2016, the audited total assets of CLP&C amounted to approximately RMB73,095 million, its audited net assets amounted to approximately RMB19,851 million, its audited operating revenue amounted to approximately RMB55,728 million, and its audited net profit amounted to approximately RMB1,157 million.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2015 Insurance Sales Framework Agreement”	the insurance sales framework agreement entered into between the Company and CLP&C on 8 March 2015

“2018 Insurance Sales Framework Agreement”

the insurance sales framework agreement proposed to be entered into between the Company and CLP&C, whereby CLP&C will continue to entrust the Company to act as an agent to sell selected insurance products within the authorized regions

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CLP&C”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC and a subsidiary of CLIC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 19 December 2017

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie